Exhibit 99.1

Kamada Announces CFO Transition
Gil Efron, Deputy CEO and CFO, to Depart Kamada at End of Year;
Chaime Orlev to Assume CFO Duties

Rehovot, Israel, September 18, 2017 – Kamada Ltd. (NASDAQ & TASE: KMDA), a plasma-derived protein therapeutics company focused on orphan indications, today announced that Gil Efron, Deputy Chief Executive Officer (Deputy CEO) & Chief Financial Officer (CFO) recently informed the Company of his plan to leave at the end of the year. He has served as Kamada's CFO since September 2011, and assumed the additional responsibility of Deputy CEO in July 2015.  Chaime Orlev, senior finance professional in life sciences industry, will succeed as CFO, effective January 1, 2018.

Mr. Orlev has served in senior finance roles for nearly 20 years, with approximately 12 years spent in the life sciences industry.  Most recently, he was CFO and Vice President Finance and Administration at Bioblast Pharma Ltd. (NASDAQ: ORPN), a clinical-stage, orphan disease-focused biotechnology company.  Prior to this, from 2010, Mr. Orlev served as Vice President Finance and Administration at Chiasma (NASDAQ: CHMA), a clinical-stage biopharmaceutical company focused on treating rare and serious chronic diseases.  In this role, he helped lead the company's 2015 $100+ million Initial Public Offering on the NASDAQ stock exchange, as well as participated in the negotiations and closing of the licensing agreement for the company's lead product to F. Hoffmann-La Roche.  Previously, Mr. Orlev was CFO at Oramed Pharmaceuticals Inc. (NASDAQ: ORMP), which has developed an innovative technology to transform injectable treatments into oral therapies.  In this role, he led multiple capital raises.

"Gil has played a key role in helping build Kamada into a leading international biopharmaceutical company," said Amir London, Kamada's CEO. "In his senior management position, he has been instrumental in multiple facets within the organization, including the development of the Company's strategy, managing key processes and supporting  critical  corporate initiatives, such as expanding our agreements with Baxalta (now Shire), and guiding Kamada through its listing on the NASDAQ stock exchange in 2013 and our recent follow on public offering.  We wish Gil all the best in his future endeavors."

"After six years with Kamada, during which I took a leading role in the Company's management, I believe it is time for me to move on and seek new senior management opportunities," said Mr. Efron. "I am proud of what we have accomplished during my tenure at Kamada, including growing revenues from $34 million in 2010 to an expected $100 million and reaching profitability in 2017, as well as significantly improving the Company's financial position.  I wish to thank David Tsur, Co-Founder and former CEO of the Company, Amir London, Kamada's CEO, the rest of the senior management team, the Board of Directors, and the shareholders, for the privilege of serving Kamada over the past six years.  I wish the Company great success, and I look forward to working with Kamada's team and Chaime through the rest of the year in order to ensure a seamless transition."

"I am pleased to welcome Chaime to the Kamada management team," added Mr. London "His extensive financial leadership experience will be of substantial value to Kamada as we continue to grow our business.  I look forward to working with Chaime and leveraging his deep life sciences industry expertise."

"I am excited to be joining Kamada at such an exciting time in the Company's development," said Mr. Orlev.  "With GLASSIA® revenues continuing to grow meaningfully, the recent Anti-Rabies Immunoglobulin approval by the US FDA, and the Company's innovative pipeline, Kamada is well-positioned for continuous success.  I look forward to utilizing my finance expertise and experience in the life sciences industry to help the Company achieve its next level of growth."

About Kamada
Kamada Ltd. is focused on plasma-derived protein therapeutics for orphan indications, and has a commercial product portfolio and a robust late-stage product pipeline. The Company uses its proprietary platform technology and know-how for the extraction and purification of proteins from human plasma to produce Alpha-1 Antitrypsin (AAT) in a highly-purified, liquid form, as well as other plasma-derived Immune globulins.  AAT is a protein derived from human plasma with known and newly-discovered therapeutic roles given its immunomodulatory, anti-inflammatory, tissue-protective and antimicrobial properties. The Company's flagship product is GLASSIA®, the first and only liquid, ready-to-use, intravenous plasma-derived AAT product approved by the U.S. Food and Drug Administration. Kamada markets GLASSIA® in the U.S. through a strategic partnership with Baxalta (now part of Shire plc) and in other counties through local distributors.  In addition to GLASSIA®, Kamada has a product line of seven other pharmaceutical products administered by injection or infusion, that are marketed through distributors in more than 15 countries, including Israel, Russia, Brazil, India and other countries in Latin America and Asia. Kamada has five late-stage plasma-derived protein products in development, including an inhaled formulation of AAT for the treatment of AAT deficiency. In addition, Kamada's intravenous AAT is in development for other indications, such as type-1 diabetes, GvHD and prevention of lung transplant rejection. Kamada's rabies immune globulin (Human) product received FDA approval for Post-Exposure Prophylaxis against rabies infection in August 2017. Kamada also leverages its expertise and presence in the plasma-derived protein therapeutics market by distributing more than 10 complementary products in Israel that are manufactured by third parties.

Cautionary Note Regarding Forward-Looking Statements
This release includes forward-looking statements within the meaning of Section 27A of the U.S. Securities Act of 1933, as amended, Section 21E of the U.S. Securities Exchange Act of 1934, as amended, and the safe harbor provisions of the U.S. Private Securities Litigation Reform Act of 1995.  Forward-looking statements are statements that are not historical facts, such as statements regarding assumptions and results related to financial results forecast, commercial results, timing and results of clinical trials and EMA and U.S. FDA submissions and authorizations.  Forward-looking statements are based on Kamada's current knowledge and its present beliefs and expectations regarding possible future events and are subject to risks, uncertainties and assumptions.  Actual results and the timing of events could differ materially from those anticipated in these forward-looking statements as a result of several factors including, but not limited to, unexpected results of clinical trials, delays or denial in the U.S. FDA or the EMA approval process, additional competition in the AATD market, further regulatory delays, prevailing market conditions, and the impact of general economic, industry or political conditions in the U.S., Israel or otherwise.  The forward-looking statements made herein speak only as of the date of this announcement and Kamada undertakes no obligation to update publicly such forward-looking statements to reflect subsequent events or circumstances, except as otherwise required by law.

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CONTACTS:
Gil Efron
Deputy CEO & Chief Financial Officer
IR@kamada.com

Bob Yedid
LifeSci Advisors, LLC
646-597-6989
Bob@LifeSciAdvisors.com